Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, Texas 77380

Telephone: (281) 298-4246

October 6, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporate Finance

Re:	Earthstone Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

          Filed March 15, 2017

Form 10-K/A for the Fiscal Year ended December 31, 2016

          Filed September 1, 2017

Response dated September 1, 2017

          File No. 001-35049

Dear Assistant Director Schwall:

Set forth below are responses of Earthstone Energy, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 5, 2017, with respect to the filings referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Form 10-K for the Fiscal Year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Obligations and Commitments, page 50

Comment 1.

We note your response to prior comment 3 indicates that the non-cancelable fees under the contract represent a fixed amount regardless of the number of wells or volumes produced. Please tell us how the expected economic life of your proved producing reserves compares to the full term of the contract period. Please quantify the contract costs, including any portion that pertains to periods beyond the remaining economic life of your proved producing reserves, and explain how these have been considered in the economic analyses underlying your proved reserve estimates.

Response:    The expected economic life of the referenced proved producing reserves is substantially in excess of the full term of the contract period. The contract costs are approximately $140,000 per month on a gross basis, net to the Company, they are approximately $57,000 per month. There is no portion of the contract costs that pertains to periods beyond the remaining economic life of the proved producing reserves subject to the contract, and therefore, no costs were considered in the economic analysis beyond that which was performed in the reserve report.

Comment 2.	Your disclosure and response to prior comment 3 appear to indicate that the fixed contract costs were captured solely within the proved developed producing cash flows. If these costs are incurred in order to deliver your production to market and are likewise necessary to the future production and development of your proved reserves, tell us why you believe it is appropriate to omit such costs in preparing the cash flows for proved developed non-producing and undeveloped reserves.

If the pipelines will be utilized for production from new wells once drilled and put into production, but such costs were not considered in the cash flows utilized in the economic analyses of the developed non-producing and undeveloped properties for which you have reported proved reserves, tell us how you confirmed that these reserves are economically producible and satisfy the requirements for classification as proved reserves. Refer to the definitions of economic producibility and proved reserves under Rule 4-10(a)(10) and (a)(22) of Regulation S-X.

Response: There were not any proved developed non-producing or undeveloped reserves associated with the referenced properties subject to the contract and therefore, there was no corresponding analysis made.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact Earthstone’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/ Frank A. Lodzinski
Frank A. Lodzinski
President and Chief Executive Officer

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